November 26, 2008

Securities and Exchange Commission,
100 F. Street, N.E.,
Washington, D.C. 20549.

Attention:	Gregory Dundas
Matt McNair

Re:	Smithtown Bancorp, Inc.
Registration Statement on Form S-3 (File No. 333-153897)

Dear Sirs:

On behalf of Smithtown Bancorp, Inc. (the “Company”), I have been authorized by the Company to request that you take appropriate action to cause the above-referenced Registration Statement to become effective on December 1, 2008 at 9:00 a.m. or as soon thereafter as practicable.

The Company acknowledges that the disclosure in the Registration Statement is the responsibility of the Company. The Company also acknowledges that neither the staff comments nor changes in response to the staff comments in the proposed disclosure in the Registration Statement may be asserted as a defense in any proceeding initiated by the Commission or any person with respect to the Registration Statement. The Company represents that should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement. The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and the Company will not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

The Company is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Please direct any questions or comments regarding this filing to Ann Bailen Fisher at (212) 558-3484, Anita Florek at (631) 360-9311 or the undersigned at (631) 360-9304.

Very truly yours,

/s/ BRADLEY E. ROCK

cc:	Anita Florek (Smithtown Bancorp, Inc.) Ann Bailen Fisher Mark Menting (Sullivan & Cromwell LLP)